UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Issuer)

Ordinary shares, nominal value € ..0 per share

(Title of Class of Securities)

F0R0DZ103

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	F0R0DZ103

1.	NAME OF REPORTING PERSONS SERGIO DOMPÉ SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑[1]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,625,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,625,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8,89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 The sole director of Sergio Dompé Srl, (“SD SRL”), has sole voting power with respect to the shares held by SD SRL. The sole director of SD SRL is Mr. Sergio Dompé, who disclaims beneficial ownership of the shares held by SD SRL and who holds 100% of the equity of SD SRL.

SCHEDULE 13G

CUSIP No.	F0R0DZ103

1.	NAME OF REPORTING PERSONS SERGIO GIANFRANCO LUIGI MARIA DOMPÉ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑[2]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,625,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,625,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8,89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 The sole director of Sergio Dompé Srl, (“SD SRL”), has sole voting power with respect to the shares held by SD SRL. The sole director of SD SRL is Mr. Sergio Dompé, who disclaims beneficial ownership of the shares held by SD SRL and who holds 100% of the equity of SD SRL.

Item 1.

(a)	Name of Issuer: ADVANCED ACCELERATOR APPLICATIONS S.A.

(b)	Address of Issuer’s Principal Executive Offices:

20 rue Diesel

01630 Saint Genis Pouilly, France

Item 2.

(a)	Name of Person Filing: SERGIO DOMPÉ SRL and Mr. Sergio Gianfranco Luigi Maria Dompé

(b)	Address of Principal Business Office or, if None, Residence: The address of each Reporting Person is via Santa Lucia, 6, I-20122 MILAN (ITALY)

(c)	Citizenship: SERGIO DOMPÉ SRL is an Italian corporation organized in Milan, Italy. Mr. Sergio Gianfranco Luigi Maria Dompé is an Italian citizen

(d)	Title and Class of Securities: Ordinary shares

(e)	CUSIP No.: F0R0DZ103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

(a)	Amount Beneficially Owned: 5,625,000 ordinary shares

(b)	Percent of Class: 8,89% of the total 63,229,041 shares issued

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,625,000

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

By:	/s/ Sergio Gianfranco Luigi Maria Dompé
Name/Title:	Sole Director

By:	/s/ Sergio Gianfranco Luigi Maria Dompé
Name/Title:	individually

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